15049298

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1945 Stewart Street
(No. and Street)

Oceanside (City) California (State) 92054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Helmle 800-863-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

PLEASE SEE ATTACHED CALIFORNIA

☐ JURAT

☑ ACKNOWLEDGEMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Diego }

On 3 March, 2015 before me, Cord Blevins Notary
Date *Insert Name and Title of the officer*

Public, personally appeared Joshua Helmle

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CORD BLEVINS
Commission # 1933449
Notary Public - California
San Diego County
My Comm. Expires Apr 22, 2015

Signature: [signature]

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signers Name: ______
- ❑ Corporate Officer – Title(s) ______
- ❑ Partner - ❑ Limited ❑ General
- ❑ Individual ❑ Attorney in Fact
- ❑ Trustee ❑ Guardian or Conservator
- ❑ Other: ______

Signer is Representing: ______

Signers Name: ______
- ❑ Corporate Officer – Title(s) ______
- ❑ Partner - ❑ Limited ❑ General
- ❑ Individual ❑ Attorney in Fact
- ❑ Trustee ❑ Guardian or Conservator
- ❑ Other: ______

Signer is Representing: ______

SEC
Mail Processing
Section

MAR 04 2015

Washington DC
403

INTEGRITY BROKERAGE SERVICES, INC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2014

INTEGRITY BROKERAGE SERVICES, INC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

I have audited the accompanying statement of financial condition of Integrity Brokerage Services, Inc. as of December 31, 2014 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Integrity Brokerage Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Brokerage Services, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Integrity Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Integrity Brokerage Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2015

INTEGRITY BROKERAGE SERVICES, INC

STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	155,705
Receivable from clearing organization		21,692
Office equipment, at cost less accumulated depreciation of $34,103		49,974
Other assets		565
Total assets	$	227,936

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Accounts Payable	$	2,686
Commissions payable		9,654
Total liabilities		12,340
Stockholders' equity:		
Common stock, 100,000 shares authorized; issued and outstanding		79,854
Retained earnings		135,742
Total stockholders' equity		215,596
Total liabilities and stockholders' equity	$	227,936

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY BROKERAGE SERVICES, INC
STATEMENT OF INCOME DECEMBER 31,2014

REVENUE:	
Commissions	$ 440,596
Rebates	39,843
Other income	7,378
Total revenue	487,817
EXPENSES:	
Clearing charges	56,186
Commission expense	150,529
Professional fees	10,196
Travel, meals and entertainment	2,396
Other operating expenses	48,399
Total expenses	267,706
NET INCOME BEFORE PROVISION FOR INCOME TAXES	220,111
PROVISION FOR INCOME TAXES (Note 1)	
Income tax expense	800
NET INCOME	$ 219,311

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY BROKERAGE SERVICES, INC

STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2014	$ 79,854	$ -	$ 31,541	$111,395
Net Income			219,311	219,311
Withdrawals		-	(115,110)	(115,110)
Ending balance December 31, 2014	$ 79,854	$ -	$ 135,742	$ 215,596

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY BROKERAGE SERVICES, INC

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	219,311
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from clearing organization		(2,582)
Other assets		565
Increase (decrease) in:		
Accounts payable		(3,555)
Commissions payable		(2,726)
Total adjustments		(8,298)
Net cash provided by operating activities		211,013
CASH FLOWS FROM FINANCING ACTIVITIES:		0
Withdrawals		(115,110)
Net cash used in financing activities		(115,110)
Increase in cash		95,920
Cash - beginning of year		59,785
Cash - end of year	$	155,705
Supplemental disclosure of cash flow information		
Interest		$0
Income taxes		$800

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Integrity Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Short-term Investments

The Company's short-term investment consists of equity securities classified as available-for-sale, which are stated at estimated fair value. Unrealized marketable securities gains and losses are reflected as a net amount under the caption of comprehensive income, net of tax within the statement of earnings and comprehensive income. Realized gains and losses are recorded within the statement of earnings and comprehensive income under the caption other income (expenses.) For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Fixed Assets

Property and equipment are state at cost. Depreciation on furniture and computers is computed using the double declining balance method and useful lives ranging from three to seven years. Depreciation on office construction is computed using the straightline method and a useful life of 39 years.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore no provision for federal income taxes has been included in the financial statements.

Note 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (continued)

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Deposits in clearing accounts total $160,025. The Company has an agreement with COR Clearing, LLC to clear and maintain customer accounts for the Company. This amount is included in cash and cash equivalents.

<u>General</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed subsequent events through February 11, 2014.

The Company is subject to audit by the taxing agencies for years ending December 31, 2011, 2012 and 2013.

Note 2: <u>DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS</u>

The carrying amounts of cash, deposits with clearing organizations and prepaid insurance approximate fair value because of the short maturity of the instruments.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the Instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Management estimates that 100% of the revenues were generated in the State of California.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $165,057 of which $160,057 was in excess of its required minimum net capital. The Company's aggregate indebtedness $12,340 to net capital was 0.07 at December 31, 2014, which is less than the 15:1 limit.

Assertions Regarding Exemption Provisions

We, as members of management of Integrity Brokerage Services, Inc., ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph***(k)(2)(ii)***).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***January 1, 2014 through December 31, 2014***).

Integrity Brokerage Services, Inc.

By:

Joshua Helmle CEO

(Name and Title)

1/26/15

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Integrity Brokerage Services, Inc., stated that Integrity Brokerage Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Integrity Brokerage Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2015